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EXHIBIT 99.8

ER ACQUISITION, INC.
6500 Greenville Ave., Suite 600
Dallas, Texas 75206

December 27, 2002

Special Committee of the Board of Directors
EXCO Resources, Inc.
6500 Greenville Ave., Suite 600
Dallas, Texas 75206

Gentlemen:

On August 6, 2002, Douglas Miller ("Miller") proposed to acquire Exco Resources, Inc. (the "Company") in a cash transaction valuing the shares of the Company at $17 per share. Following the proposal, the board of directors created the Special Committee of independent directors to evaluate the proposal and other potential proposals. Since that time, you and your financial advisors have had numerous meeting with Miller and, we understand, have pursued competing proposals. Meanwhile, Miller has expended substantial time and resources to arrange financing for the proposal, which Miller has now conditionally obtained.

We are prepared to improve the terms of Miller's August proposal in exchange for the Company's prompt commitment to this transaction so that Miller may either pursue closing the acquisition, or stop expending resources on this proposal.

Accordingly, Miller proposes to acquire all of the outstanding shares of capital stock of the Company through a recently formed acquiring corporation, ER Acquisition, Inc., which will be the acquiring company ("Buyer"). Buyer has arranged financing for the acquisition on a conditional basis through Cerberus Capital Management ("Cerberus").

Buyer proposes to acquire all of the outstanding shares of capital stock of the Company which are not otherwise owned by Buyer upon the following terms and conditions:

  Structure

    The transaction would be structured as an acquisition by merger and subject to the approval of the shareholders of the Company.

  Price

    Each holder of the Company's common stock, par value $.02 per share (the "Common Stock"), would $18.00 per share payable in cash at closing.

    Each holder of the Company's 5% convertible preferred stock, par value $.01 per share (the "Preferred Stock"), would receive a fixed price per share payable in cash as follows depending upon closing date of the acquisition transaction:

Closing date in 2003	Preferred Price
Before March 31	$18.5250
After March 31 but before June 30	$18.2625
After June 30	$18.0000

  Conditions to Closing

    The consummation of the acquisition is subject to customary conditions, including:

      (a)
      Acceptance of this proposal by the Special Committee on or before January 6, 2003.

      (b)
      The negotiation and execution of a definitive merger agreement containing the terms and conditions set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions.

      (c)
      The funding of the Cerberus financing commitment substantially in accordance with the terms and conditions of its December 27, 2002, financing commitment letter and term sheets which are attached.

      (d)
      The receipt of a fairness opinion by the Special Committee.

      (e)
      The receipt of all necessary regulatory approvals.

      (f)
      The approval of the Company's shareholders.

      (g)
      For that period of time commencing on the date the Company executes this letter of intent and ending upon the closing of the transaction, the Company will conduct its business and affairs in the ordinary course, consistent with past practices.

  Exclusive Negotiations & Break-up Fee

    From and after the Company's execution of this letter until terminated in accordance with the definitive merger agreement, the Company, directly or through any of its advisors or representatives, shall not solicit or negotiate proposals from any party to acquire the Company by acquisition of substantially all of its stock or assets by stock purchase, assets purchase, merger or otherwise.

    In the event that the Company receives an unsolicited proposal from any party, it shall within one day notify Buyer of the proposal, its terms and the party making the proposal. In the event that the Special Committee determines that its fiduciary duty requires it to pursue the proposal it may do so if, and only if, it has first advised Buyer in writing that it is terminating negotiations with Buyer to pursue a potentially superior proposal and in accompanying that notice is a payment of the break-up fee payable to the Buyer.

    The initial break-up fee shall be in an amount equal to $1,000,000. For the purposes of this paragraph, the Company shall not be in violation of the no-negotiation provisions if it negotiates an agreement from the proposing party to pay an amount, which may be more or less than the break-up fee, prior to or contemporaneous with the Company's termination notice to Buyer. The initial break-up fee shall be replaced by customary provisions in the definitive agreement but with the break-up fee being increased to an amount customary in transactions of this type and size.

        This proposal sets forth the general terms under which Buyer would agree to enter into the transaction described herein and, as a result, does not contain all of the essential terms and conditions. Accordingly, except for the section entitled "Exclusive Negotiations & Break-up Fee", which is binding according to its terms, this proposal is not intended nor shall be construed as a legally binding agreement of the parties.

        We believe that this proposal is fully priced and fair to the Company's stockholders and given your having sought proposals from other parties since we presented the August 6 proposal at a lower price, we believe that the committee has all of the information it needs to make a prompt decision on this proposal and we look forward to hearing that the committee has approved proceeding with this proposal as soon as possible, and in any event prior to January 6, 2003. Because of the time, cost and expenses we have incurred and continue to incur daily in pursuing this proposal, if it is not accepted by that date, we will unfortunately be required to withdraw the proposal and stop working toward its consummation. Because financing is essential to this transaction, termination may cause us to lose our financing and it may not be easily revived. Therefore, we urge the committee to act promptly on this matter.

Very truly yours,

T. W. Eubank
Vice President

Accepted:

EXCO Resources, Inc.

By:
Member of the Special Committee Date: , 200

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  EXHIBIT 99.8
Accepted